GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024 and 2023

(Expressed in United States dollars)

TABLE OF CONTENTS

1. First quarter 2024 highlights	3-4

2. Business overview	4-10

3. Guidance and outlook	11

4. Results of the Asanko Gold Mine	12-18

5. Results of the Company	19-21

6. Selected quarterly financial data	21-22

7. Liquidity and capital resources	22-24

8. Non-IFRS measures	25-29

9. Summary of outstanding share data	29

10. Related party transactions	30

11. Critical accounting policies and estimates	30

12. Risks and uncertainties	30-31

13. Internal control	31-32

14. Qualified Persons	32

15. Cautionary statements	32-35

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of May 2, 2024 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2024 and 2023, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2023 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

1. First quarter 2024 highlights

1.1 Acquisition of Gold Fields' 45% interest in the Asanko Gold Mine ("AGM")

On March 4, 2024, the Company completed the previously announced acquisition of Gold Fields Limited's ("Gold Fields") 45% interest in the AGM joint venture (the "Acquisition"). The strategic rationale of the Acquisition is to consolidate ownership of the AGM, one of the largest gold mines in West Africa, and establish Galiano as a growing gold producer with robust financial strength. Following the Acquisition, the Company owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest).

Refer to section 2.1(a) for details on consideration payable to Gold Fields.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024.

1.2 Key Metrics of the AGM

The operational and financial results of the AGM have been consolidated into the Company from March 4, 2024. To enable a clear understanding of the operational performance at the mine asset level, the following highlights for the AGM are presented on a 100% basis for the entire three months ended March 31, 2024.

  Safety: There were no lost-time injuries ("LTI"), nor total recordable injuries ("TRI"), recorded during the first quarter. The 12‐month rolling LTI and TRI frequency rates as of March 31, 2024 were 0.16 and 0.80 per million employee hours worked, respectively.

  Production performance: Gold production of 30,386 ounces during the first quarter. Gold production is expected to increase in the second half of 2024 after completion of waste stripping at the Abore deposit, and therefore remains in line with 2024 production guidance of 140,000 to 160,000 ounces.

  Milling performance: Achieved mill throughput of 1.5 million tonnes ("Mt") of ore at a grade of 0.8 grams per tonne ("g/t") during the first quarter. Metallurgical recovery in Q1 2024 was 83%.

  Cost performance: Total cash costs1 of $1,180 per gold ounce (“/oz”) and all-in sustaining costs1 (“AISC”) of $1,793/oz for the three months ended March 31, 2024.  AISC1 guidance for 2024 is forecast between $1,600/oz to $1,750/oz and is anticipated to be elevated relative to the life of mine average primarily due to waste stripping to access consistent ore feed at Abore, which will benefit future years production

  Cash flow generation: Generated positive cash flow from operations of $26.1 million and Free Cash Flow1 of $5.8 million during the first quarter. Free Cash Flow1 remained positive despite investing $12.4 million in waste stripping costs at the Abore deposit.

  Financial performance: Gold revenue of $65.5 million generated from 31,840 gold ounces sold at an average realized price of $2,056/oz during the first quarter. Net income of $14.5 million and Adjusted EBITDA1 of $21.7 million during the first quarter.

  Growth at Abore: Following successful 2023 and early 2024 infill drilling programs at Abore, a notable increase to the Abore Mineral Resource Estimate ("MRE") was completed effective March 31, 2024. The Abore Measured and Indicated Mineral Resource increased by 181,000 ounces or 38%.

  Exploration focus: Planned 2024 exploration programs include drilling at Midras South to advance the deposit towards a potential maiden Mineral Reserve estimate, infill drilling at Adubiaso, early-stage drill testing at Target 3 and extension drilling at Gyagyatreso. The Company has also planned a drill program at Sky Gold B to investigate an anomalous trend, approximately 5km in length, that was identified during a 2023 soil survey program. A property wide reconnaissance program has also been designed to identify new target areas of interest.

_______________________________________
1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

1.3 Highlights of the Company

  Robust liquidity: Following payment of $65.0 million to Gold Fields under the terms of the Acquisition, the Company ended the quarter with $130.8 million in cash and cash equivalents and no debt. For the three months ended March 31, 2024, the Company generated $13.0 million in cash flow from operations.

  Earnings: Net loss of $4.8 million or $0.02 per common share during the first quarter, which included the consolidation of the AGM's financial results effective from March 4, 2024. Adjusted net income1 for the first quarter was $6.5 million or $0.03 per common share.

2. Business overview

Following the closing of the Acquisition on March 4, 2024, Galiano owns a 90% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol "GAU".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

2.1 Key business developments in 2024

a) Acquisition of Gold Fields' 45% interest in the AGM

The Company completed the Acquisition of Gold Fields' 45% interest in the AGM joint venture ("JV"), increasing Galiano's equity interest in the AGM to 90% on March 4, 2024.

Under the terms of the agreement, total consideration payable to Gold Fields comprised the following:

  $65.0 million cash payment, equivalent to Gold Fields' effective interest in the cash balance at the JV;

  the issuance of 28.5 million common shares of the Company, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration").

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields will also receive a 1% net smelter return royalty (the "Nkran Royalty") on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

Galiano also entered into an amended investor rights agreement with Gold Fields, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition.

The Company’s legal advisor in Ghana for the transaction was Kimathi Partners.

b) Increase to Abore Measured and Indicated ("M&I") MRE

Following successful 2023 and early 2024 infill drilling programs at Abore, a notable increase to the Abore MRE was completed effective March 31, 2024. This new estimate includes assay results from an additional 119 exploration drill holes, totaling 27,039m, completed since the December 31, 2022 MRE, as described in the report titled ""NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022 ("2023 Technical Report"). The net impact of the additional drilling exceeded conversion of the Inferred Mineral Resources to Indicated Mineral Resources. The Abore M&I Mineral Resources increased by 181,000 ounces (38%), as a result of improved grade (13%) and tonnage (22%) from 1.16 g/t to 1.31 g/t, and from 12.8 Mt to 15.6 Mt, respectively. Both estimates were based on an $1,800/oz gold price and an equivalent cut-off grade of 0.45 g/t gold.

These results, in addition to other infill and step out drilling results, will be used to update a consolidated AGM Mineral Reserve Estimate and an optimized Life of Mine plan in the fourth quarter of 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

Mineral Resource Statement for the AGM

Mineral Resource Estimate as of December 31, 2022, except Abore and Stockpiles, which are as of March 31, 2024.

	Measured			Indicated			Measured & Indicated Total			Inferred
	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained
Deposit	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Nkran	--	--	--	15.3	1.89	931	15.3	1.89	931	3.6	1.83	209
Esaase	--	--	--	30.6	1.25	1,227	30.6	1.25	1,227	8.2	1.26	334
Abore	--	--	--	15.6	1.31	658	15.6	1.31	658	1.4	1.14	50
Adubiaso	--	--	--	3.1	1.47	148	3.1	1.47	148	0.1	1.05	3
Akwasiso	--	--	--	1.4	1.16	52	1.4	1.16	52	0.2	1.28	9
Asuadai	--	--	--	1.6	1.23	64	1.6	1.23	64	0.1	1.29	4
Dynamite Hill	--	--	--	2.2	1.34	95	2.2	1.34	95	1.0	1.24	40
Midras South	--	--	--	--	--	--	--	--	--	5.4	1.32	232
Miradani North	--	--	--	7.9	1.39	352	7.9	1.39	352	2.9	1.3	122
Stockpiles	2.1	0.69	47	--	--	--	2.1	0.69	47	--	--	--
Total	2.1	0.69	47	77.7	1.41	3,527	79.8	1.39	3,574	22.9	1.36	1,003

Notes:

• Mr. Malcolm Titley of CSA Global UK is the Qualified Person responsible for the Nkran Mineral Resource statement. Mr. Eric Chen, P.Geo., Vice President Mineral Resources for Galiano Gold Inc., is the Qualified Person responsible for the Stockpiles and Abore Mineral Resource statement. Dr. Oy Leuangthong, PEng and Mr. Glen Cole, PGeo of SRK Consulting (Canada) Inc. are Qualified Persons responsible Mineral Resource statements for Esaase, Miradani North, Adubiaso, Midras South, Akwasiso, Asuadai and Dynamite Hill.

• Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Due to rounding, some columns or rows may not compute exactly as shown.

• Reported within an optimized pit shell assuming a price of USD1,800/oz gold and using various cut-off grades: 0.40 g/t gold for Nkran; 0.50 g/t in Oxides and 0.60 g/t gold in Transition and Fresh for Esaase; and 0.45 g/t gold for all other deposits. Metallurgical recovery of 94% for all deposits, except in Esaase, where gold recoveries vary based on lithology.

• All tonnages are reported as in situ dry tonnes.

• Mineral Resources are inclusive of Mineral Reserves.

• All quantities are reported on a 100% basis.

• The Stockpiles and Abore Mineral Resources are stated as of March 31, 2024 and all other deposits are stated with an effective date of December 31, 2022 and remain current.

c) Transition to higher grade processing

Since Q3 2022, the AGM’s mill feed has been sourced primarily from lower grade existing stockpiles. On October 1, 2023, mining at the Abore deposit commenced, which is on track to deliver higher grade ore to the processing plant by the end of the second quarter of 2024.  As a result, gold production in the second half of 2024 is expected to be higher than the first half of the year.

d) Changes to the Board of Directors

Dr. Michael Price has informed the Company that he will retire from the Board of Directors. The Company would like to express its gratitude to Dr. Price for his many years of leadership and service to the Company and its shareholders.

Galiano is also pleased to announce that Mr. Navin Dyal and Dr. Moira Smith will be nominated for appointment to the Board at the Company's upcoming Annual General Meeting. Further to the Company's news release dated April 18, 2024, Galiano wishes to clarify that Mr. Navin Dyal and Dr. Moira Smith will be recommended to Galiano shareholders for election to the Board of Directors at the Company's Annual General Meeting to be held on June 13, 2024 and will not be appointed prior to the Annual General Meeting.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

Mr. Navin Dyal is currently the Chief Financial Officer of Dundee Precious Metals Inc., and has over 20 years of finance and public company experience. Mr. Dyal is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Prior to Dundee Precious Metals, Mr. Dyal was the Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation. He spent seven years with Barrick Gold Corporation in progressively senior finance positions and was an auditor with PricewaterhouseCoopers earlier in his career. Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Dr. Moira Smith, P. Geo., has over 30 years of expansive industry experience. Dr. Smith has held key positions from Vice President, Exploration and Geoscience with Liberty Gold, Chief Geologist, Nevada for Fronteer Gold and Senior Geologist and U.S. Exploration Manager with Teck. She has held board or executive positions with many industry associations and is a past President of the Society of Economic Geologists and recent winner of the Colin Spence award from the Association for Mineral Exploration of B.C. Dr. Smith received her Ph.D., Geology, from the University of Arizona and is a member in good standing with numerous professional organizations. Dr. Smith is also a director of Discovery Metals Corp.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

2.3 Financial and operating highlights

The Company's highlights for the quarter include the operating results, cash flows and net assets of the AGM from March 4, 2024 onwards.

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023
Galiano Gold Inc.
Revenue	31,695	-
Income from mine operations	4,646	-
Net (loss) income	(4,759)	8,493
Adjusted net income[1]	6,493	8,493
Adjusted EBITDA[1]	3,676	6,739

Cash and cash equivalents	130,804	56,173
Cash generated from (used in) operating activities	13,028	(543)

The Company has also presented the following highlights for the AGM, which are on a 100% basis, for the three months ended March 31, 2024 and 2023, to enable a clear comparison to the financial and operating performance of the mine with the corresponding period in the prior quarter.

	Three months ended March 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	65,602	65,193
Income from mine operations	23,496	24,657
Net income	14,457	20,614
Adjusted EBITDA[1]	21,682	22,863

Cash generated from operating activities	26,105	18,943
Free cash flow[1]	5,813	11,959
AISC margin[1]	8,374	20,471
Operating results
Gold produced (ounces)	30,386	32,678
Gold sold (ounces)	31,840	35,174
Average realized gold price ($/oz)	2,056	1,850

Total cash costs ($ per gold ounce sold)[1]	1,180	1,083
AISC ($ per gold ounce sold)[1]	1,793	1,268

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

2.4 Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2022 Sustainability Report (the "2022 Sustainability Report") published on July 27, 2023, which is available on the Company's website at www.galianogold.com. The disclosures and metrics of the 2022 Sustainability Report align with international reporting standards including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

In May 2023, the Canadian Parliament passed Bill S-211, an act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff. This will require Canadian companies to annually report on the due diligence steps they are taking to both identify and address labour risks in their supply chain. The Company has determined that it meets the criteria to adhere to these reporting requirements and will provide a detailed report and respond to a questionnaire on measures it has taken to identify, address, and prevent forced labour, prison labour, and child labour in its supply chain. The Company intends to submit its report and the questionnaire by no later than May 31, 2024, to the Minister of Public Safety and Emergency Preparedness.

In June 2023, the International Sustainability Standards Board ("ISSB") released its inaugural IFRS Sustainability Disclosure Standards, specifically IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures", the purpose of which is to standardize a single, global baseline of sustainability disclosures for capital markets. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term. IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Both standards fully incorporate the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Although the ISSB has issued IFRS S1 and IFRS S2, the standards are not currently mandated in Canada. The Canadian Securities Administrators are responsible for Canadian reporting issuer disclosure requirements. The Canadian Sustainability Standards Board ("CSSB") was formed to review the final ISSB standards and consider their suitability for adoption in Canada. In March 2024, the CSSB released proposals on its first two Canadian Sustainability Disclosure Standards ("CSDS") - Exposure Draft CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and Exposure Draft CSDS 2, Climate-related Disclosures. Exposure Drafts CSDS 1 and 2 are aligned with the global baseline disclosure standards IFRS S1 and IFRS S2, with the exception of a Canadian-specific effective date and transition relief to assist Canadian organizations with implementation. The CSSB has proposed an effective date for annual reporting periods beginning on or after January 1, 2025. However, Canada's regulators and legislators will determine whether CSDSs should be mandated, which organizations will need to apply the standards and over what time frame. The Canadian Securities Administrators have issued a statement noting that they will seek consultation on a revised climate-related disclosure rule following the finalization of CSDS 1 and 2.

The Company is currently evaluating how the CSDSs will impact its future disclosure obligations.

On March 6, 2024, the Securities and Exchange Commission ("SEC") issued a final rule that requires registrants to provide climate-related disclosures in their annual reports and registration statements. However, SEC reporting issuers filing on Form 40-F, like Galiano, are exempt from the SEC's ESG disclosure rule.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

2.5 Macroeconomic factors

Gold Price

The price of gold is the largest single factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted from time to time by currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations. During Q1 2024, the price of gold fluctuated between a low of $1,985/oz in February and a high of $2,214/oz in March, with the average price for the first quarter of 2024 based on the London Bullion Market Association ("LBMA") PM benchmark was $2,070/oz, compared to the Q1 2023 average price of $1,890/oz. Gold prices during Q1 2024 were influenced by geopolitical risks, and volatility in interest rates and the U.S. dollar, among others.

For the three months ended March 31, 2024, the AGM realized an average gold price of $2,056/oz under the Offtake Agreement (as defined herein) compared to the average LMBA PM benchmark of $2,070/oz. The spot gold price as of May 1, 2024 was approximately $2,320/oz.

Management continues to implement and evaluate opportunities to hedge its gold price risk, particularly in light of periods where forecast capital expenditures are estimated to be elevated relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3 billion financing arrangement over a 3-year period (the "IMF Loan"). The first tranche of the IMF loan totaling $600 million was paid in May 2023, and a second tranche of $600 million was approved in January 2024 following a debt restructuring plan between Ghana and its creditors. Ghana is currently attempting to negotiate a restructuring of $13 billion in international debt.

The fiscal climate in Ghana over recent years has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to maintaining foreign currency reserves.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

3. Guidance and outlook

3.1 2024 Guidance for the AGM

In 2024, the AGM is forecast to produce between 140,000 to 160,000 gold ounces, which marks an increase of approximately 15,000 gold ounces or 11.2% (at the midpoint 2024 guidance) over 2023 gold production, or more than doubling attributable production of the Company compared to 2023. Gold production is forecast to be higher in the second half of this year when Abore is expected to deliver consistent higher grade ore feed to the processing plant.

AISC1 at the AGM is estimated to be within the range of $1,600/oz to $1,750/oz in 2024.  AISC1 in 2023 was $1,522/oz and the 10% year-on-year increase (at the midpoint 2024 cost guidance) is mainly attributable to waste stripping cost at the Abore deposit.

Sustaining capital expenditure in 2024 is expected to be approximately $10.0 million (excluding capitalized waste stripping at Abore).

Development capital expenditure in 2024 is forecast at approximately $20.0 million and primarily relates to processing plant upgrades (additional carbon-in-leach tanks, a secondary crusher and associated circuit upgrades) and site establishment costs.

The exploration program in 2024 is expected to be in line with previous years at $15.0 million. The spend is planned to be equally split between generative and near-mine exploration targets.

		Guidance	Actuals
	Unit	2024	2023
Gold production	oz	140,000 - 160,000	134,077
AISC[1]	$/oz	1,600 - 1,750	1,522
Sustaining capital (excluding waste stripping)	$000s	10,000	30,963
Development capital	$000s	20,000	6,703
Exploration	$000s	15,000	14,139

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1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

4. Results of the AGM

All results of the AGM in this section are on a 100% basis for the three months ended March 31, 2024 and 2023. For the two months ended February 29, 2024, the Company's attributable equity interest in the AGM was 45% and for the one month ended March 31, 2024 was 90%.

4.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
Key mine performance data of the AGM (100% basis)	2024	2023
Mining
Ore tonnes mined (000 t)	265	-
Waste tonnes mined (000 t)	4,877	-
Total tonnes mined (000 t)	5,142	-
Strip ratio (waste:ore)	18.4	-
Average gold grade mined (g/t)	0.9	-
Mining cost ($/t mined)	3.63	-
Ore transportation
Ore tonnes trucked (000 t)	566	1,367
Ore transportation cost ($/t trucked)	6.79	5.51
Processing
Tonnes milled (000 t)	1,467	1,566
Average mill head grade (g/t)	0.8	0.9
Average recovery rate (%)	83%	73%
Processing cost ($/t milled)	10.55	9.78
G&A costs ($/t milled)	4.74	4.09
Gold produced (ounces)	30,386	32,678
Gold sold (ounces)	31,840	35,174
Costs
Total cash costs ($ per gold ounce)[1]	1,180	1,083
AISC ($ per gold ounce sold)[1]	1,793	1,268
AISC margin ($ per gold ounce sold)[1]	263	582

a) Health and safety

There were no LTIs nor TRIs reported during the quarter, and the rolling 12‐month LTI and TRI frequency rates were 0.16 and 0.80, respectively. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

b) Mining

During the quarter, waste stripping activities at Abore continued with 4.9 Mt of waste rock mined at a strip ratio of 18.4:1. Mining cost per tonne for the quarter amounted to $3.63 per tonne ("/t").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

Ore tonnes mined from the Abore deposit totalled 0.3 Mt at an average mined grade of 0.9 g/t. Ore mining rates and mined grade at Abore are expected to increase in the second half of the year.

c) Ore transportation

During the quarter, 0.6 Mt of stockpiled ore was trucked from deposits to the processing plant, lower than the 1.4 Mt in Q1 2023. Stockpiled ore from the Akwasiso and Nkran deposits, which are near the processing plant, supplemented mill feed during the quarter, resulting in proportionately fewer tonnes being trucked from Esaase. Total ore transportation costs in Q1 2024 were $6.79/t and higher than the comparative period due to fewer tonnes trucked, which had the effect of increasing costs on a per unit basis.

d) Processing

The AGM produced 30,386 ounces of gold during Q1 2024, as the processing plant achieved milling throughput of 1.5 Mt of ore at a grade of 0.8 g/t with metallurgical recovery averaging 83%.

A portion of the low grade stockpiled ore processed during the quarter had no accounting book value, and as such had no mining cost attributed to it. Stockpiled ore fed to the processing plant during the quarter yielded ounces that were in line with expectations. The nature of stockpiled ore, however, can result in highly variably grades and metallurgical recoveries; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q1 2024 was $10.55, an 8% increase from Q1 2023, while on an absolute basis processing costs were largely unchanged quarter-on-quarter.  Consequently, the increase in processing cost per tonne in Q1 2024 was largely driven by 6% fewer tonnes milled, which had the effect of increasing costs on a per unit basis.

The feed blend over the balance of the year will incorporate ore mined from Abore and blended with existing stockpile balances.

e) Total cash costs and AISC

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

For the three months ended March 31, 2024, total cash costs1 were $1,180/oz compared to the comparative period in 2023 of $1,083/oz. The increase in total cash costs1 was primarily driven by lower gold sales volumes, which decreased by 9% in Q1 2024 and had the effect of increasing fixed costs on a per ounce basis.

Relative to Q4 2023, total cash costs1 were lower in Q1 2024, decreasing by 13% from $1,352/oz to $1,180/oz. Total cash costs per ounce1 were lower in Q1 2024 primarily due to 4% more gold ounces sold, while Q4 2023 included a $2.3 million provision against supplies inventory.

For the three months ended March 31, 2024, AlSC1 for the AGM amounted to $1,793/oz compared to $1,268/oz in the comparative period of 2023. The increase in AlSC1 from Q1 2023 to Q1 2024 was predominantly due to the increase in total cash costs per ounce1 described above, 9% fewer gold ounces sold and higher sustaining capital expenditures ($330/oz increase) in Q1 2024 primarily related to waste stripping activities at the Abore deposit. Additionally, lease payments to a mining contractor were $90/oz higher (inclusive of interest expense) in Q1 2024.

Relative to Q4 2023, AlSC1 decreased by 13% from $2,065/oz to $1,793/oz. The decrease in AISC1 was primarily due to the decrease in total cash costs per ounce1 described above and lower sustaining capital expenditures ($147/oz decrease).  Sustaining capital in Q4 2023 included costs related to the implementation of a water treatment system and a tailings storage facility ("TSF") lift.

For the three months ended March 31, 2024, the AGM incurred non-sustaining capital expenditures and exploration expenditures of $7.1 million compared to $4.4 million during the comparative period in 2023. Non-sustaining capital expenditures and exploration expenditures during Q1 2024 related primarily to Abore site preparations, fabrication of two new CIL tanks, Abore and Midras South Mineral Resource conversion drilling and work performed on various greenfield exploration targets.

4.2 Exploration update

The Company holds a district-scale land package of 476km2 on the prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken during the period to evaluate the current and potential expanded mineralization of several of the AGM's deposits to improve the Mineral Resource estimate and to assess the broader potential of these deposits. Additionally, work was undertaken to identify new growth targets across the wider regional AGM tenements.

  Abore - an infill drilling program was completed in 2023 and early 2024 to convert Inferred Mineral Resources below the current Mineral Reserve pit shell and the infilling zones within the $1,800/oz Mineral Resource pit shell to the Indicated Mineral Resource category. The program consisted of 84 holes totaling approximately 22,470m and is highlighted by the discovery of a new high grade zone in the southern portion of the deposit and better than expected results spanning the entire 1,600m strike length of Abore.

Drilling highlights from the Abore program included the following:

  Hole ABPC23-224: 45m @ 12.4 g/t gold from 191m
  Hole ABPC23-226: 37m @ 10.6 g/t gold from 199m
  Hole ABPC23-239: 54m @ 3.3 g/t gold from 207m
  Hole ABPC23-228: 41m @ 3.3 g/t gold from 191m
  Hole ABPC23-246: 18m @ 8.2 g/t gold from 172m
  Hole ABPC23-259: 24m @ 5.4 g/t gold from 263m
  Hole ABPC23-223: 27m @ 4.2g/t gold from 246m
  Hole ABPC23-228: 41m @ 3.3 g/t gold from 191m
  Hole ABPC23-213: 20m @ 4.5 g/t gold from 166m
  Hole ABPC23-241: 23m @ 3.8 g/t gold from 156m
  Hole ABPC23-249: 19m @ 4.0 g/t gold from 273m

This new zone of mineralization is hosted primarily within the Abore granite and is characterized by significant hydrothermal alteration along with high density quartz veining, intense localized brecciation, disseminated arsenopyrite and visible gold. It remains open along strike in both directions and is untested at depth. A follow-up drill program is currently underway to test the extent of this zone.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

On the back of this successful drilling campaign at Abore, the Company announced on April 16, 2024 that the Abore MRE had increased by 181,000oz or 38% effective March 31, 2024, resulting from a 13% increase in grade and 22% increase in tonnes using a gold price assumption of $1,800/oz and an equivalent cut-off grade of 0.45 g/t.

Refer to the Company's news release dated March 11, 2024 for additional information regarding these drill results, including data verification and quality assurance and quality control measures.

  Adubiaso - The Adubiaso deposit is located approximately 4km north of the AGM processing plant with Mineral Reserves of 2.2Mt at 1.58 g/t gold totaling 110,000oz. An infill drill program is currently underway. As of March 31, 2024, 365m of a planned 1,145m of drilling have been completed.

  Midras South - the Midras South deposit lies approximately 5 kilometers ("km") south of the AGM processing plant along the Takorase - Afraso shear zone. Following a Phase I infill drilling program completed in 2023, a second phase of infill drilling has been initiated to continue upgrading the primary mineralized zones to the Indicated Mineral Resource category to advance the deposit towards a potential maiden Mineral Reserve estimate. The 2024 drilling is focused on the northern portion of the deposit as well as key areas in the southern portion that were identified for follow-up during the 2023 program. As of March 31, 2024, 6,237m of a planned 8,900m of drilling have been completed.

  Gyagyatreso - the Gyagyatreso prospect is located approximately 4km northwest of the AGM processing plant. Following the success of the 2023 drilling program at Gyagyatreso, a follow up exploration program is currently underway.  Ground mapping, prospecting and magnetics survey were completed ahead of the current second phase of drilling designed to test for along-strike continuations of mineralization identified in the 2023 campaign. As of March 31, 2024, a total 576m of a planned 7,900m have been completed.

  Target 3 - the Target 3 prospect is located along the fertile Fromenda shear zone approximately 5km from the AGM processing plant. Prospecting and ground mapping in 2023 identified zones of gold bearing quartz veining and shear zones at surface, and within small artisanal mining pits. A first pass drill program designed to test for shallow mineralization within the prospect area is currently underway. 1,874m of a planned 4,800m of drilling have been completed as of March 31, 2024.

  Sky Gold B - The Sky Gold B prospect is located approximately 9km northwest of the Esaase deposit in an area that may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold belt deposits. A soil survey conducted in 2023 identified a gold in soil anomalous trend, approximately 5km long, that is a priority for follow-up exploration. A drill program has been designed to test for shallow mineralization along the anomalous trend. Crop compensation surveying is now underway to gain access to the designed drill pads with drill mobilization planned for the second half of 2024.

In addition to the drill programs above, the Company also initiated geophysical surveys and conducted mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

4.3 Financial results of the AGM

The following table presents excerpts of the financial results of the AGM on a 100% basis for the three months ended March 31, 2024 and 2023, excluding purchase price adjustments, so performance can be compared with the comparative period in the prior quarter.

Galiano consolidated the financial results of the AGM commencing on March 4, 2024, such that the results for the period from March 4, 2024 to March 31, 2023 have been consolidated into the Income Statement of the Company. The Company reflected the financial results of the AGM for the period from January 1, 2024 to March 3, 2024 through its share of the net income of the JV.

Three months ended March 31, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January 1 to March 3,	Period from March 4 to March 31,	Three months ended March 31,	Three months ended March 31,
(in thousands of US dollars)	2024 $	2024 $	2024 $	2023 $

Revenue	33,907	31,695	65,602	65,193

Cost of sales:
Production costs[2]	(20,810)	(12,936)	(33,746)	(34,942)
Depreciation and depletion[2]	(2,463)	(1,958)	(4,421)	(2,329)
Royalties	(2,034)	(1,905)	(3,939)	(3,265)
Income from mine operations	8,600	14,896	23,496	24,657

Exploration and evaluation expenditures	(2,201)	(587)	(2,788)	(1,770)
General and administrative expenses	(486)	(247)	(733)	(726)
Income from operations	5,913	14,062	19,975	22,161
Transaction costs	(1,180)	-	(1,180)	-
Finance expense	(261)	(4,924)	(5,185)	(1,234)
Finance income	984	288	1,272	939
Foreign exchange (loss) gain	(150)	(275)	(425)	(1,252)
Net income for the period	5,306	9,151	14,457	20,614

Galiano share of net income related to JV	2,432	-	2,432	9,307

Average realized price per gold ounce sold ($/oz)			2,056	1,850
Average London PM fix ($/oz)			2,070	1,890
Gold sold (ounces)			31,840	35,174

2 The financial results for the AGM presented above do not include purchase price allocation accounting adjustments. Specifically, production costs and depreciation expense exclude the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $9.2 million and $1.0 million, respectively, for the three months ended March 31, 2024.

a) Revenue

During Q1 2024, the AGM sold 31,840 ounces of gold at an average realized gold price of $2,056/oz for total revenue of $65.6 million (including $0.1 million of by-product silver revenue). During Q1 2023, the AGM sold 35,174 ounces of gold at an average realized gold price of $1,850/oz for total revenue of $65.2 million (including $0.1 million of by-product silver revenue). The increase in revenue quarter-on-quarter was due to an 11% increase in realized gold prices relative to Q1 2023, partly offset by a 9% reduction in sales volumes.

The AGM continues to sell all the gold it produces to a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under an offtake agreement (the "Offtake Agreement"). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of March 31, 2024, 1,633,108 gold ounces have been delivered to Red Kite under the Offtake Agreement.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

During the three months ended March 31, 2024, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

b) Production costs and royalties

During the three months ended March 31, 2024, the AGM incurred production costs of $33.7 million compared to $34.9 million in the comparative period of 2023. Production costs were lower in Q1 2024 due to fewer tonnes trucked from Esaase to the processing plant.

c) Depreciation and depletion

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q1 2024 was $4.4 million compared to $2.3 million in Q1 2023. Depreciation and depletion expense was higher in Q1 2024 due to depreciation recorded on right-of-use lease assets associated with a mining services contract.

d) Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM’s concessions. The AGM’s Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the Esaase concession is subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.  The Akwasiso and Esaase royalties are presented in production costs. Furthermore, the Nkran deposit is subject to an additional 1% royalty, on a portion of production, related to the Acquisition described in section 2.1(a).

The Government of Ghana also imposes a short-term special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana which became effective on May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. This is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher in Q1 2024 due to the introduction of the GSL in May 2023 and higher earned revenue.

e) Exploration and evaluation ("E&E") expenditures

During the three months ended March 31, 2024, the AGM recorded E&E expenses of $2.8 million (see 4.2 "Exploration update") compared to $1.8 million of E&E expenses in the comparative period of 2023. E&E expenses during the quarter related to Midras South infill drilling, Target 3 first-pass drilling, Gyagyatreso extension drilling, trenching greenfield targets and general overhead costs, and were higher in Q1 2024 relative to the comparative period due to timing of drilling campaigns.

f) Finance expense

Finance expense for the three months ended March 31, 2024 was $5.2 million compared to $1.2 million during the comparative period of 2023. Finance expense was higher in Q1 2024 due to a $3.3 million unrealized loss on the AGM's zero cost gold collar ("ZCCs") hedges and $0.9 million of higher interest expense on capitalized leases.

Gold hedges for the period January to February 2024 expired unutilized, while the AGM realized a $0.2m loss on the March ZCCs.

g) Legal provision

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of March 31, 2024 as management's best estimate to settle the claim (December 31, 2023 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

4.4 Cash flows of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2024 and 2023. Galiano consolidated the cash flows from the AGM commencing on March 4, 2024.

	Pre-acquisition	Post-acquisition
	Period from January 1 to March 3,	Period from March 4 to March 31,	Three months ended March 31,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	11,115	14,990	26,105	18,943
Investing activities	(11,128)	(6,875)	(18,003)	(6,609)
Financing activities	(1,020)	(1,269)	(2,289)	(428)

a) Cash flows from operating activities

The increase in operating cash flows during the three months ended March 31, 2024 was largely driven by higher realized gold prices and lower working capital tie-up.

b) Cash used in investing activities

During Q1 2024, the AGM invested $19.3 million in additions to MPP&E and earned $1.3 million of interest on cash balances, compared to $7.5 million and $0.9 million in Q1 2023, respectively. Total cash expenditure on MPP&E during the quarter included $12.4 million of waste stripping costs at the Abore deposit and $2.5 million of sustaining capital related primarily to raising the height of the TSF. Development and exploration capital expenditure was $4.3 million primarily related to Abore site preparations, fabrication of two new CIL tanks, and Mineral Resource conversion drilling at Abore.

The increase in cash flows invested in MPP&E in Q1 2024 resulted from capital investments to execute the AGM's Life of Mine plan, and included waste stripping activities at the Abore deposit which will benefit future years production.

c) Cash used in financing activities

For the three months ended March 31, 2024, cash used in financing activities related to capitalized lease payments on the AGM's mining and other service contracts.

The increase in cash used in financing activities during Q1 2024 relative to Q1 2023 was due to higher mining contractor lease payments.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

5. Consolidated results of the Company

5.1 Financial performance

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended March 31, 2024 and 2023.  The financial results of the AGM have been consolidated by the Company commencing on March 4, 2024.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars, except per share amounts)	$	$

Revenue	31,695	-

Cost of sales:
Production costs	(22,162)	-
Depreciation and depletion	(2,982)	-
Royalties	(1,905)	-
Total cost of sales	(27,049)	-

Income from mine operations	4,646	-

General and administrative expenses	(7,693)	(3,850)
Exploration and evaluation expenditures	(609)	(1,413)
Share of net income related to joint venture	2,432	9,307
Service fee earned as operators of joint venture	976	1,418
Gain on derecognition of equity investment in joint venture	1,298	-
Income from operations and joint venture	1,050	5,462

Transaction costs	(2,299)	-
Finance income	2,506	3,016
Finance expense	(5,725)	(6)
Foreign exchange (loss) gain	(291)	21
Net (loss) income and comprehensive (loss) income for the period	(4,759)	8,493

Net (loss) income attributable to:
Common shareholders of the Company	(4,759)	8,493
Non-controlling interest	-	-
Net (loss) income for the period	(4,759)	8,493

Weighted average number of shares outstanding:
Basic	233,510,750	224,943,453
Diluted	233,510,750	224,944,779

Net (loss) income per share attributable to common shareholders:
Basic	(0.02)	0.04
Diluted	(0.02)	0.04

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

a) Revenue, production costs, depreciation and depletion, and royalties

Following the closing of the Acquisition, the Company began consolidating the financial results of the AGM commencing on March 4, 2024.  Revenue, production costs, depreciation and depletion expense and royalties expense for the three months ended March 31, 2024 relate to the financial results of the AGM from March 4, 2024 to quarter-end. Refer to section 4.3 for discussion of the AGM’s financial results for the period.

For the period from March 4, 2024 to March 31, 2024, revenue related to 14,912 gold ounces sold at an average realized gold price of $2,125/oz. Additionally, production costs included the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $9.2 million.

b) G&A expenses

G&A expenses for the three months ended March 31, 2024 and 2023 comprised the following:

	Three months ended March 31,
	2024	2023
(in thousands of US dollars)	$	$
Wages, benefits and consulting	(1,645)	(1,491)
Office, rent and administration	(299)	(314)
Professional and legal	(315)	(153)
Share-based compensation	(5,128)	(1,597)
Travel, marketing, investor relations and regulatory	(272)	(259)
Depreciation	(34)	(36)
Total G&A expense	(7,693)	(3,850)

G&A expenses in Q1 2024 were $3.8 million higher than Q1 2023 primarily due to a $3.5 million increase in share-based compensation expense resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price.

c) Share of net income related to the AGM JV

For the three months ended March 31, 2024, the Company recognized its 45% interest in the JV's net earnings which amounted to $2.4 million for the period prior to closing of the Acquisition, compared to $9.3 million in the comparative period of 2023. The reduction in the Company's share of the JV's net earnings in 2024 was due to applying the equity method of accounting for its investment in the JV for only the pre-acquisition period of approximately two months in 2024.

d) Service fee earned as operators of the AGM JV

For the three months ended March 31, 2024, the Company earned a gross service fee of $1.2 million for being the manager and operator of the JV, less withholding taxes payable in Ghana of $0.2 million (three months ended March 31, 2023 – gross service fee of $1.8 million less withholding taxes payable in Ghana of $0.4 million). The decrease in the gross service fee during 2024 was due to the Company acquiring Gold Fields’ 45% interest in the JV effective March 4, 2024, after which it was not recognized.

e) Gain on derecognition of equity investment

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.3 million gain on derecognition of its equity investment in the JV for the three months ended March 31, 2024.

f) Transaction costs

During the three months ended March 31, 2024, the Company recognized $2.3 million of costs related to closing the Acquisition.  Transaction costs included advisory, regulatory, legal and other support fees.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

g) Finance income

Finance income includes changes in the fair value of the Company’s previously recognized preferred share investment in the JV and interest earned on cash and cash equivalents. For the three months ended March 31, 2024, the Company recognized a $1.7 million upward fair value adjustment on the preferred shares (three months ended March 31, 2023 – a $2.3 million upward fair value adjustment). The upward fair value adjustment on preferred shares in 2024 related to an earlier time period of expected cash distributions.

Relative to the comparative period in 2023, interest earned on cash and cash equivalents was $0.2 million higher during the three months ended March 31, 2024 due to consolidating the financial results of the AGM from March 4, 2024.

h) Finance expense

Finance expense for the three months ended March 31, 2024 included accretion expense on reclamation provisions, interest expense on capitalized leases, changes in fair value of the Acquisition contingent consideration, a $0.2 million realized loss on ZCC gold hedges and a $4.0 million unrealized loss on ZCC gold hedges which have not yet expired. The increase in finance expense relative to the comparative period in 2023 was due to consolidating the financial results of the AGM from March 4, 2024.

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$		$	$	$	$	$	$
Revenue	31,695	-	-	-	-	-	-	-
Cost of sales	(27,049)	-	-	-	-	-	-	-
Income from mine operations	4,646	-	-	-	-	-	-	-
General and administrative expenses	(7,693)	(5,419)	(2,869)	(3,148)	(3,850)	(2,854)	(3,490)	(2,004)
Exploration and evaluation expenditures	(609)	(43)	(81)	(472)	(1,413)	(938)	(281)	(55)
Share of net income related to joint venture	2,432	1,728	9,628	11,007	9,307	46,517	-	-
Service fee earned as operators of joint venture	976	1,463	1,448	1,418	1,418	1,418	1,381	1,307
Gain on derecognition of equity investment in joint venture	1,298	-	-	-	-	-	-	-
Income (loss) from operations and joint venture	1,050	(2,271)	8,126	8,805	5,462	44,143	(2,390)	(752)
Impairment reversal on investment in joint venture	-	-	-	-	-	7,631	-	-
Impairment of exploration and evaluation assets	-	-	-	-	-	(1,628)	-	-
Transaction costs	(2,299)	(378)	-	-	-	-	-	-
Other (expense) income	(3,510)	(3,109)	3,263	3,156	3,031	(21,646)	3,670	13,318
Net (loss) income for the period	(4,759)	(5,758)	11,389	11,961	8,493	28,500	1,280	12,566
Basic and diluted (loss) income per share attributable to common shareholders	($0.02)	($0.03)	$0.05	$0.05	$0.04	$0.13	$0.01	$0.06

Adjusted net income (loss) for the period[1]	6,493	(5,758)	11,389	11,961	8,493	(6,010)	1,280	12,566
Adjusted basic and diluted income (loss) per share[1]	$0.03	($0.03)	$0.05	$0.05	$0.04	($0.03)	$0.01	$0.06

EBITDA[1]	1,476	(2,554)	8,161	8,870	5,519	50,205	(2,378)	(727)

From Q2 2022 to Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was estimated to be nil during those periods. Other income for Q2 2022 and Q3 2022 includes a $13.2 million and a $3.4 million positive fair value adjustment on the Company's preferred shares in the JV, respectively, largely driven by strong operating performance resulting in improved working capital of the AGM.

During Q4 2022, as a result of the JV's reinstatement of Mineral Reserves in the AGM's 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preferred shares in the JV resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preferred share redemptions primarily due to a Ghana country risk premium applied resulting from the economic conditions in the country at that time. Additionally, the Company also recognized a $1.6 million impairment on its wholly owned Mali exploration assets in Q4 2022.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

During Q1 2023 to Q3 2023, improvements in net income and EBITDA1 over prior periods are reflective of the JV's underlying performance and rising gold price environment. The reduction in net earnings during Q4 2023 was primarily due to a $3.9 million downward fair value adjustment on the Company's preferred shares in the JV resulting from a change in forecast timing of distributions and higher G&A expense due to higher share-based compensation expense.

During Q1 2024, upon closing of the Acquisition, the Company commenced consolidating the financial results of the AGM from March 4, 2024. In connection with the Acquisition, the Company incurred $2.3 million of acquisition-related costs in Q1 2024. Additionally, Q1 2024 includes a gain on derecognition of the Company's previous equity investment in the AGM JV in the amount of $1.3 million.

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to achieve the Company's strategic vision. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.

	March 31, 2024	December 31, 2023
(in thousands of US dollars, except outstanding shares and options)	$	$
Cash and cash equivalents	130,804	55,270
Other current assets	51,664	1,824
Non-current assets	264,279	156,208
Total assets	446,747	213,302

Current liabilities	73,156	11,988
Non-current liabilities	144,414	396
Total liabilities	217,570	12,384

Common shareholders' equity	229,177	200,918
Non-controlling interest	-	-
Total equity	229,177	200,918

Working capital	109,312	45,106
Total common shares outstanding	253,716,787	224,972,786
Total stock options outstanding	15,490,334	12,575,335
Key financial ratios
Current ratio[1]	2.49	4.76
Total liabilities to common shareholders' equity	0.95	0.06

1 Non-IFRS measure. The current ratio is calculated as Total Assets divided by Total Liabilities as reported in the Company's financial statements for the periods presented.

The Company was in a strong net asset position at both March 31, 2024 and December 31, 2023, and had a cash balance of $130.8 million as at March 31, 2024.

Through a combination of the Company's cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, deferred consideration payments, contractual obligations and other commitments as they fall due during the next 24 months (see "Commitments" below). However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

The Company has a value added tax ("VAT") receivable balance of $9.3 million as of March 31, 2024. In any given period, the Company expects to have two quarters of VAT receivable outstanding.

In order to maintain or adjust its capital structure, on December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

Equity

The Company is financially stable with a total liabilities‐to‐common shareholders' equity ratio of 0.95 as at March 31, 2024.

The Government of Ghana ("the Government") has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company's Ghanaian subsidiary, Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM's mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. As of March 31, 2024, AGGL did not have an income surplus in the pool from which dividends may be paid and as such no non-controlling interest was recognized for the three months ended March 31, 2024. All results in this MD&A disclose 100% of the AGM's financial results as being attributable to the Company with non‐controlling interest accounted for as a separate component of equity.

7.1 Commitments

The following table summarizes the Company's contractual obligations as at March 31, 2024 and December 31, 2023.

(in thousands of US dollars)	Less than 1 year	1-3 years	4-5 years	After 5 years	March 31, 2024	December 31, 2023
Accounts payable, accrued liabilities and payable due to related party	47,397	-	-	-	47,397	5,724
Long-term incentive plan (cash-settled awards)	10,495	685	-	-	11,180	6,457
Mining and other services contracts	10,553	16,990	1,748	-	29,291	-
Asset retirement provisions (undiscounted)	-	3,344	1,705	64,366	69,415	-
Deferred and contingent consideration	-	55,000	-	38,253	93,253	-
Corporate office leases	132	55	-	-	187	225
Total	68,577	76,074	3,453	102,619	250,723	12,406

The Company intends to utilize cash on hand and cash flow generated from operations to settle the above noted commitments.

The Company has no off‐balance sheet arrangements.

7.2 Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

7.3 Gold price hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment.

As of the date of this MD&A, the AGM has entered into ZCCs for 5,000 gold ounces per month for the remaining nine months of 2024 with put strikes ranging between $1,900/oz to $2,000/oz and call strikes between $2,142/oz to $2,435/oz. For the three months ended March 31, 2024, the Company realized a $0.2 million loss on its gold hedging arrangements.

In addition to the above, the AGM has entered into ZCCs for 5,000 gold ounces per month for all of 2025 (total of 60,000 gold ounces) with put strikes of $2,000/oz and call strikes ranging between $2,515/oz to $2,645/oz.

7.4 Cash flows

The following table provides a summary of the Company's cash flows for the three months ended March 31, 2024 and 2023:

	Three months ended March 31,
	2024	2023
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	13,028	(543)
Investing activities	63,748	644
Financing activities	(937)	(31)
Impact of foreign exchange on cash and cash equivalents	(305)	(8)
Increase in cash and cash equivalents during the period	75,534	62
Cash and cash equivalents, beginning of period	55,270	56,111
Cash and cash equivalents, end of period	130,804	56,173

a)  Cash provided by (used in) operating activities

During Q1 2024, the Company generated cash flows from operations of $13.0 million (three months ended March 31, 2023 - utilized cash flows in operations of $0.5 million). The increase in cash generated from operating activities from Q1 2023 to Q1 2024 was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

b)  Cash provided by investing activities

During the three months ended March 31, 2024, the Company generated $63.7 million in cash flows from investing activities. Despite paying Gold Fields $65.0 million in cash in accordance with the Acquisition agreement, the Company acquired $112.5 million in cash from the JV entities and also received a $25.0 million preferred share distribution prior to closing of the Acquisition. The net impact of these transactions was a $72.5m increase to the Company's consolidated cash balance. Partly offsetting these factors was $2.3 million in acquisition-related costs and $7.3 million of expenditures on MPP&E, which primarily related to waste stripping at Abore.

The increase in cash provided by investing activities during Q1 2024 was due to closing the Acquisition effective March 4, 2024.

c)  Cash used in financing activities

During the three months ended March 31, 2024, cash used in financing activities totalled $0.9 million and related primarily to mining contractor lease payments. The increase in cash used in financing activities was due to consolidating the cash flows of the AGM from March 4, 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS measures of the Asanko Gold Mine

8.1 Operating cash costs and total cash costs per gold ounce for the AGM

The Company has included the non-IFRS performance measures of operating cash costs and total cash costs per gold ounce sold on a by-product basis throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs and total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate operating cash costs and total cash costs per gold ounce sold differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM (on a 100% basis) to production costs of the Company (the nearest IFRS measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars, except per ounce amounts)	$	$
Production costs as reported by the Company	22,162	-
Purchase price allocation adjustments	(9,226)	-
Unconsolidated production costs	20,810	34,942
Adjusted production costs of the AGM (100% basis)	33,746	34,942
Share -based compensation expense included in production costs	-	(10)
By-product silver revenue	(127)	(107)
Total operating cash costs	33,619	34,825
Royalties	3,939	3,265
Total cash costs	37,558	38,090
Gold ounces sold	31,840	35,174
Operating cash costs per gold ounce sold ($/oz)	1,056	990
Total cash costs per gold ounce sold ($/oz)	1,180	1,083

Unconsolidated production costs presented in the table above relate to periods where the Company equity accounted for its interest in the AGM JV. Refer to section 4.3 for production costs of the AGM JV for the periods presented.

8.2 AISC per gold ounce for the AGM

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "AISC per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "AISC gold ounce", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow. Other companies may calculate AISC per gold ounce sold differently.

AISC adjusts total cash costs for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Company's results as disclosed in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

All-in sustaining margin per ounce is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold.  All-in sustaining margin is calculated as all-in sustaining margin per ounce multiplied by the number of gold ounces sold during the period.

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measures) on a 100% basis, as presented in sections 4.3 and 4.4 of this MD&A.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	37,558	38,090
General and administrative expenses - mine site[3]	706	716
Sustaining capital expenditures (see table below)	14,945	4,897
Reclamation cost accretion for the AGM	664	511
Sustaining lease payments (see table below)	2,289	375
Interest on lease liabilities for the AGM	929	7
All-in sustaining cost	57,091	44,596
Gold ounces sold	31,840	35,174
All-in sustaining cost per gold ounce sold ($/oz)	1,793	1,268
Average realized price per gold ounce sold ($/oz)	2,056	1,850
All-in sustaining margin ($/oz)	263	582
All-in sustaining margin	8,374	20,471

3 Excluded from G&A costs of the AGM are $27 of share-based compensation expense for the three months ended March 31, 2024 (three months ended March 31, 2023 - excludes $10 of share-based compensation expense).

For the three months ended March 31, 2024, the Company incurred corporate G&A expenses (excluding G&A of the AGM), net of the JV service fee, of $1.3 million, which excludes share-based compensation expense and depreciation expense totaling $5.2 million (three months ended March 31, 2023 - G&A expenses, net of the JV service fee, of $0.8 million, which excludes share‐based compensation expense and depreciation expense totaling $1.6 million).

The Company's attributable gold ounces sold for the three months ended March 31, 2024 was 23,376 (three months ended March 31, 2023 - 15,828 gold ounces), resulting in additional AISC for the Company of $57/oz for the quarter, in addition to the AGM's AISC presented in the above table (three months ended March 31, 2023 - $50/oz).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM (the nearest IFRS measure) on a 100% basis, as presented in section 4.4 of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	Three months ended March 31,
	2024	2023
(in thousands of US dollars)	$	$
Cash used in investing activities - AGM	18,003	6,609
Less:
Non-sustaining capital expenditures	(4,326)	(2,651)
Change in AP related to capital expenditures not included in AISC	-	-
Interest earned on cash balances	1,268	939
Total sustaining capital expenditures	14,945	4,897

Refer to section "4.1(e) Total cash costs and AISC" for a discussion on non-sustaining capital expenditures.

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM basis (the nearest IFRS measure) on a 100%, as presented in section 4.4 of this MD&A.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars)	$	$
Cash used in financing activities - AGM	2,289	428
Less:
Fees paid on revolving credit facility	-	(53)
Total sustaining lease payments	2,289	375

8.3 Free Cash Flow of the AGM

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated annual financial statements (“Free Cash Flow”). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the AGM’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and services contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities (the nearest IFRS measure) on a 100% basis, as presented in section 4.4 of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

	Three months ended March 31,
	2024	2023
(in thousands of US dollars )	$	$
Cash flows from operating activtities for the AGM	26,105	18,943
Cash flows used in investing activities for the AGM	(18,003)	(6,609)
Lease payments (capitalized leases) for the AGM	(2,289)	(375)
AGM Free Cash Flow for the period	5,813	11,959

Non-IFRS measures of the Company

8.4 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net (loss) income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA"). Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the AGM to net (loss) income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars )	$	$
Net (loss) income for the period	(4,759)	8,493
Add back (deduct):
Depreciation and depletion expense	3,016	36
Finance income	(2,506)	(3,016)
Finance expense	5,725	6
EBITDA for the period	1,476	5,519
Add back (deduct):
Adjustment for non-cash long-term incentive plan compensation	388	239
Share of net income related to joint venture	(2,432)	(9,307)
Gain on derecognition of equity investment in joint venture	(1,298)	-
Transaction costs	2,299	-
Galiano's attributable interest in JV Adjusted EBITDA (below)	3,243	10,288
Adjusted EBITDA for the period	3,676	6,739

The following table reconciles the AGM's EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023 to the financial results of the AGM as disclosed in section 4.3 of this MD&A. For the pre-acquisition period ended March 3, 2024, the Company's equity interest in the AGM was 45%.  After closing of the Acquisition on March 4, 2024, the Company's equity interest in the AGM was 90%.

	Pre-acquisition	Post-acquisition
	Period from January 1 to March 3,	Period from March 4 to March 31,	Three months ended March 31,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Net income for the period - AGM	5,306	9,151	14,457	20,614
Add back (deduct):
Depreciation and depletion expense	2,463	1,958	4,421	2,329
Finance income	(984)	(288)	(1,272)	(939)
Finance expense	261	4,924	5,185	1,234
EBITDA for the period	7,046	15,745	22,791	23,238
Add back (deduct):
Transaction costs	1,180	-	1,180	-
Lease payments (capitalized leases)	(1,020)	(1,269)	(2,289)	(375)
Adjusted EBITDA for the period	7,206	14,476	21,682	22,863
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	3,243	-	3,243	10,288

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

8.5 Adjusted net income of the Company

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net (loss) income to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income to net (loss) income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023. All adjustments are shown net of estimated tax.

	Three months ended March 31,
	2024	2023
(in thousands of US dollars, except per share amounts)	$	$
Net (loss) income for the period	(4,759)	8,493
Realized purchase price adjustment on inventories	10,251	-
Gain on derecognition of equity investment in joint venture	(1,298)	-
Transaction costs	2,299	-
Adjusted net income for the period	6,493	8,493
Basic weighted average number of common shares outstanding	233,510,750	224,943,453
Diluted weighted average number of common shares outstanding	233,510,750	224,944,779
Adjusted net income per share - basic and diluted	$0.03	$0.04

9. Summary of outstanding share data

As of the date of this MD&A, there were 254,128,119 common shares of the Company issued and outstanding and 15,079,002 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 269,207,121.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

10.  Related party transactions

As at March 31, 2024, the Company's related parties are its subsidiaries and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2024, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three months ended March 31, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM JV until March 3, 2024. For the three months ended March 31, 2024, the JV service fee was comprised of a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million (three months ended March 31, 2023 - gross service fee of $1.8 million less withholding taxes payable in Ghana of $0.4 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions made in preparing the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates were presented in note 6 of the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022.

Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 for disclosure of the significant judgements and estimates made by the Company with respect to the accounting for the Acquisition.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

There were no new accounting standards effective January 1, 2024 that impacted the condensed consolidated interim financial statements.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2024 that are expected to have a material effect on the Company's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2023, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2023, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF, nor has the Company's mitigation of those risks changed significantly during the three months ended March 31, 2024. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

a) Financial instruments

As at March 31, 2024, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, financial liabilities, long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields and the Nkran Royalty. The Company classifies cash and cash equivalents and accounts receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liabilities, contingent consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss, and all fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy. Refer to note 12 of the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023 for discussion on the significant assumptions made in determining the fair value of the deferred and contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 26(d) of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024 and 2023.

As at March 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at March 31, 2024	$	$	$	$
Financial assets
Cash and cash equivalents	-	130,804	130,804	130,804
Accounts receivable	-	5,825	5,825	5,825
Value added tax receivables	-	9,303	9,303	9,303
Total financial assets	-	145,932	145,932	145,932

Financial liabilities
Accounts payable and accrued liabilities[4]	14,725	43,167	57,892	57,892
Long-term incentive plan liabilities	685	-	685	685
Lease liabilities	-	24,773	24,773	24,773
Deferred consideration	-	47,874	47,874	47,874
Contingent consideration	13,703	-	13,703	13,703
Nkran royalty	3,095	-	3,095	3,095
Total financial liabilities	32,208	115,814	148,022	148,022
[4] Accounts payable includes the current portion of long-term incentive plan liabilities, which are measured at fair value through profit or loss, as well as financial liabilities associated with gold hedging instruments.

13. Internal control

13.1 Internal Control over Financial Reporting

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2024, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified Persons

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news release dated March 11, 2024 and filed on the Company's SEDAR+ profile at www.sedarplus.ca. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the Company's operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the Company's plans to update a consolidated AGM Mineral Reserve Estimate and Life of Mine plan and timing thereof;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the Company's development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents and consumables;
  any additional work programs to be undertaken by the Company;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
  performance of stockpiled ore above management's forecast;
  timing of delivery of higher grade ore from the Abore pit;
  the Company's planned and future drilling programs, including at Abore, Adubiaso, Midras South, Gyagyatreso, Target 3 and Sky Gold B, and timing thereof;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  use of the IMF Loan, including the approval of a second tranche;
  estimate of a legal provision;
  requirements for additional capital;
  timing of expected cash distributions;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  preparation and timing of submission of report on measures taken by the Company to identify and address labour risks in its supply chain;
  timing of announcement and implementation of the SEC's ESG disclosure rules;
  climate-related and sustainability disclosure standards and obligations, including with respect to the CSDSs;
  changes to the Company's Board of Directors;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  risks related to the expected benefits of the Acquisition;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM;
  the Company's mineral properties may experience a loss of ore due to illegal mining activities;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  local community disruptions could adversely affect the Company's operations or planned development;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Government of Ghana defaulting on local and international bonds;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101, Standards of Disclosure for Mineral Projects. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the SEC applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the AGM's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.